Exhibit 99.1

ENTRÉE GOLD CONTINUES TO ADVANCE ANN MASON

Vancouver, B.C., September 06, 2011 – Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") has received assay results from three additional deep diamond drill holes on the 100% owned Ann Mason copper molybdenum porphyry deposit in the Yerington district of Nevada.  Drilling continues to return long intercepts (448 metres to 814 metres) averaging from 0.35% to 0.43% copper equivalent (“CuEq”).  Higher grade mineralization, including intervals greater than 0.60% CuEq, is present in these holes, as shown in Table 1 below.  Hole locations and cross sections can be viewed at www.entreegold.com.

Entrée's President & CEO, Greg Crowe, commented, "The program at Ann Mason is geared towards upgrading the previously defined inferred resource of over 7 billion pounds of copper as well as potentially increasing the global resource.  Drilling to date continues to confirm our belief that these goals are achievable.  We anticipate completing an updated resource estimate for Ann Mason in the first quarter of 2012, followed by a preliminary economic assessment late in the second quarter.”

Table 1. Significant intercepts from drill holes EG-AM-11-008, 010 and 011

Hole	From (m)	To (m)	Width (m)	Cu %	Au g/t	Ag g/t	Mo %	CuEq* %
EG-AM-11-008	240	688	448	0.39	0.05	0.80	0.003	0.43
	722	788	66	0.29	0.06	0.91	0.004	0.35
	830	858	28	0.53	0.12	2.09	0.014	0.66
EG-AM-11-010	252	902	650	0.33	0.03	0.71	0.010	0.39
including	702	902	200	0.40	0.05	1.21	0.012	0.48
EG-AM-11-011	166	980	814	0.28	0.02	0.51	0.012	0.35
including	706	798	92	0.48	0.07	1.58	0.015	0.58
and	956	980	24	0.48	0.10	1.58	0.021	0.63

*Copper equivalent is calculated using assumed metal prices of: copper US$2.50/lb; molybdenum US$15.00/lb; gold US$1000/oz; and silver US$15.00/oz and assumed metallurgical recoveries relative to copper of: molybdenum 70%; gold 85%; and silver 85%.

Note:  Hole EG-AM-11-009 was previously reported (see news release dated July 14, 2011) and contained 702 metres averaging 0.49% CuEq.

Discussion of Results

Holes EG-AM-11-008 and EG-AM-11-011 are located in the northern sector of the deposit, 230 metres and 450 metres respectively north-northwest of previously reported hole EG-AM-11-002 (see news release dated April 28, 2011).  Long intercepts in both holes confirm the presence of mineralization consistent with the rest of the deposit.  Hole EG-AM-11-011 is mineralized from near surface (beneath Tertiary volcanic cover) and bottomed in copper mineralization at greater than 1,000 metres depth.

Molybdenum grades increase towards the current northwestern flank of the deposit from EG-AM-11-008 to EG-AM-11-011.

Hole EG-AM-11-010 (650 metres averaging 0.39% CuEq) is located in the western portion of the deposit 100 metres north of previously reported hole EG-AM-11-003 (642 metres of 0.42% CuEq), further extending the mineralized zone. The deposit remains open to the north, west and southwest.

Planned Work

Two diamond drills are operating at Ann Mason to expand and better define the inferred resource of 810 million tonnes grading 0.40% Cu using a 0.30% copper cut-off.  To date, fifteen holes totalling 17,312 metres have been completed and an additional two holes are in progress.  Results are pending for four completed holes.  The 2011 program includes a further four core holes, for a total of approximately 20,000 metres.

Greg Crowe further noted, “Our knowledge of the Ann Mason system is growing with each completed drill hole.  The consistency of the grades throughout the mineralized zone and our work thus far suggests the project has sufficient merit to warrant advancing it towards development as quickly as possible.  We plan to initiate environmental baseline studies in fourth quarter 2011 and have recently submitted core samples for metallurgical testing in anticipation of preparing a preliminary economic assessment by the end of second quarter 2012.”

QUALITY ASSURANCE AND CONTROL

Split core samples were prepared and analyzed at ALS Minerals in Reno, Nevada and Vancouver, British Columbia or Skyline Assayers and Laboratories in Tucson, Arizona.  Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data.  Drill intersections described in this news release are based on core lengths and may not reflect the true width of mineralization.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President Exploration, a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”), has reviewed the technical information contained in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects.  The Company’s flagship Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi project of Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines and the Government of Mongolia.  A portion of the Lookout Hill property is subject to a joint venture with Oyu Tolgoi LLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico.  The primary asset is the Ann Mason property near Yerington, Nevada, which hosts an inferred mineral resource estimate containing approximately 7.1 billion pounds of copper.  The property has considerable potential, both to increase the size of the Ann Mason deposit and to discover additional targets.

In addition to being a politically stable jurisdiction, the Yerington copper camp has seen significant historic copper production along with a resurgence of exploration activity and now hosts over 20 billion pounds of copper in several deposits owned by a diverse group of companies.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the potential for discovery of additional mineralized zones in Mongolia, the potential for expansion of the Ann Mason deposit, the potential for upgrading the existing resource estimate for Ann Mason, the timing of an updated resource estimate, plans to prepare a preliminary economic assessment on the Ann Mason project, the potential economic viability of the Ann Mason project, plans to undertake environmental assessment activities, and plans for future exploration and/or development programs and budgets.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the prices of copper, gold and molybdenum, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Annual Information Form for the financial year ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.